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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                               (Amendment No. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  CONNECTIVCORP
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                                (Name of Issuer)

                    Common Stock (par value $.001 per share)
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                         (Title of Class of Securities)

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                                    784495103
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                                 (CUSIP Number)

                                  Sarah Sutton
                           160 Raritan Center Parkway
                                Edison, NJ 08837
                                 (732) 225-8910

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 4, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages
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                                                                 SCHEDULE 13D
                                                                      13D
=============================
CUSIP NO.  784495103
=============================

================================================================================
     1    NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Sarah Sutton

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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a)  [ ]
          (b)  [ ]

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     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (See Instructions)

          OO

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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

          ITEMS 2(d) or 2(e)                                            [ ]

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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

================================================================================
NUMBER OF          7    SOLE VOTING POWER

SHARES                  0

BENEFICIALLY      --------------------------------------------------------------
                   8    SHARED VOTING POWER
OWNED BY
                  --------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER

REPORTING               2,529,625

PERSON            --------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
WITH
================================================================================
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,529,625

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     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          (See Instructions)

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     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%

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     14   TYPE OF REPORTING PERSON (See Instructions)

          IN

================================================================================

                                Page 2 of 5 pages
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                                 Amendment No. 1
                                       to
                            Statement on Schedule 13D
                                    under the
                   Securities Exchange Act of 1934, as amended



     The undersigned hereby amends Items 5, 6 and 7 of the Schedule 13D filed on December 15, 2003, with respect to the Common Stock, par value $.001 per share, of ConnectivCorp. (the "Company"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the previously filed Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Subparagraph (b) of Item 5 is hereby amended in its entirety to read as follows:

         "(b) Sarah Sutton has sole power to dispose of the 2,529,625 shares of Common Stock directly owned by her, however, pursuant to a voting agreement dated as of February 4, 2004 between Sarah Sutton and Morris Sutton, Sarah Sutton's father, Morris Sutton holds the power to vote all of the shares of Common Stock of the Company held in her name. The voting agreement does not restrict Sarah from exercising all other rights of beneficial ownership with respect to the shares."

     (b) Subparagraph (c) of Item 5 is hereby supplemented to include the following sentence at the end of the paragraph:

         "On February 4, 2004, Sarah Sutton entered into a voting agreement with Morris Sutton, Sarah Sutton's father, whereby Morris Sutton has the sole power to vote all of the shares of Common Stock of the Company held by Sarah Sutton. The voting agreement does not restrict Sarah from exercising all other rights of beneficial ownership with respect to the shares."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended in its entirety to read as follows:

         Voting Agreement dated as of February 4, 2004 between Sarah Sutton and Morris Sutton.

Item 7. Material to be Filed as Exhibits

      Item 7 is hereby supplemented to include the following exhibit:

                                Page 3 of 5 pages

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          "99.3   Voting Agreement dated February 4, 2004 between Sarah Sutton and Morris Sutton. (incorporated by reference to the Schedule 13D filed by Mr. Morris Sutton, on April 5, 2004, file no. 005-56967)."





                                Page 4 of 5 pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                SARAH SUTTON

                                                April 8, 2004
                                                (Date)

                                                /s/ Sarah Sutton
                                                (Signature)





                                Page 5 of 5 pages